ENACT Systems Inc.



ANNUAL REPORT

6200 Stoneridge Mall Road Ste 300

Pleasanton, CA 94588

(858) 621-3126

https://enact-systems.com/

This Annual Report is dated May 31, 2024.

BUSINESS

ENACT SYSTEMS INC ("ENACT" or the "Company") is a corporation organized under the laws of the state of Delaware that offers the leading cloud software platform for Solar and Energy Storage projects. The platform automates deployment and customer asset management for residential and commercial projects, transforming how distributed energy assets can be created with full financial transparency, reduced risk and greater customer engagement.

The Company's business model consists of SaaS subscriptions focused on end-customers as well as installers/providers, plus services revenues. It offers two-sided platform - for both installers, to automate remote design, sales proposals, and project management, and for end-customers to track their journey and live savings, as well as their complete asset ownership experience.

Our platform already processes over $1.5B of projects annually, across the US and 35+ additional countries as well as its direct-to-consumer online business now in California. The award-winning Company in the fast-growing solar market has a high-margin SaaS-based, business model and a very experienced team.

The Company operates an Indian- based, majority-owned subsidiary, Enact Systems Software India PVT LTD, that was formed on January 20, 2014, for the purposes of developing its software products and hiring employees.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $1,172,500.00
Use of proceeds: Company setup and team launch (net of conversion to Series Seed)
Date: March 31, 2015
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $1,294,947.00
Number of Securities Sold: 727,475
Use of proceeds: Product team expansion, marketing and sales team formation

Date: March 31, 2018
Offering exemption relied upon: 506(c)
Type of security sold: SAFE
Final amount sold: $150,000.00

Use of proceeds: Sales team and Product team hires, Marketing and operations

Date: December 31, 2019
Offering exemption relied upon: 506(c)
Name: Common Stock
Type of security sold: Equity
Final amount sold: $56.00
Number of Securities Sold: 56,000
Use of proceeds: Capital reserve

Date: December 31, 2019
Offering exemption relied upon: 506(c)
Name: Common Stock
Type of security sold: Equity
Final amount sold: $3.00
Number of Securities Sold: 3,333
Use of proceeds: Capital reserve

Date: December 31, 2020
Offering exemption relied upon: 506(c)
Type of security sold: SAFE
Final amount sold: $362,771.00
Use of proceeds: Product and Sales team

Date: December 31, 2019
Offering exemption relied upon: 506(c)
Type of security sold: SAFE
Final amount sold: $169,600.00
Use of proceeds: Product and Sales team

Date: December 31, 2020
Offering exemption relied upon: 506(c)
Type of security sold: SAFE
Final amount sold: $661,000.00
Use of proceeds: Sales and product team
Date: July 31, 2021
Offering exemption relied upon: 506(c)

Date Aug 2022
Offering exemption relied upon: 506(c)
Type of security sold: Series A Preferred Stock
Final amount sold: $10,000,000
Use of proceeds: Product and Sales team expansion

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

Overall 2023 revenue was $1,073,447 and contribution margin of $990,992 which was ~100% higher than 2022 contribution margin of $496,007. Please note, 2023 was the company's first full year of operation post closing of its Series A financing in Aug 2022 ($10M funding)

Cost of sales

Cost of sales in 2023 were $82455, which was 73% lower than $309137 in 2019. The decrease in cost of sales was primarily caused by an improved business model implemented wherein, the direct-to-consumer sales business relies on booking of net revenue from the deal and all hardware revenues are treated as pass-through.

Expenses

Overall expenses in 2020 of $6286503 was 125% higher than $2780916 in 2022, due to expansion of sales and marketing activity and larger product and engineering team investments, specifically in the area of business travel and marketing events.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,559,070.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Convertible Notes including interest: $508,300
Long term loans: $26,219
Total Long-term Debt: $534,519

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Positions and offices currently held with the issuer as of Dec 31 2023

Name: Deep Chakraborty
Position: CEO, Director
Dates of Service: January, 2014 - Present
Responsibilities: Company growth, strategic expansion

Name: Adeeb Asfari, Managing Partner, Energy Growth Momentum
Position: Board member
Dates of Service Aug 2022 - Present
Responsibilities: Non-executive

Name: Neelesh Bhatnagar, Managing partner, NB Ventues
Position: Board member
Dates of Service: 2018 - present
Responsbilities: Non-executive

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Primary holder (largest holder)

Title of class: Series A Preferred Stock
Stockholder Name: Deep Chakraborty
Amount and nature of Beneficial ownership: 3,811,700
Percent of class: 38%

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Common stock classes
Common Stock 1,066,755
2013 Equity Incentive Plan 94,000
Total Common Stock issued and outstanding 1,160,755

Preferred stock classes
Series A-1 2,615,654
Series A Preferred 3,811,700
Total Preferred Stock issued and outstanding 6,427,354

Option stock classes

2013 Equity Incentive Plan 500,350
2022 Equity Incentive Plan 1,189,062
2023 Equity Incentive Plan 116,000
Total Option Stock issued and outstanding 1,805,412

Totals 9,393,521

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $999,000 in this offering (year 2021) and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to additional institutional capital in order to support our working capital and investment requirements as we grow, as well as debt capital as and when available. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently in the expansion phase for our first version of our software platform and SaaS products, Delays or cost overruns in the development of our next generation product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our Platform SaaS products and related services will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits ENACT SYSTEMS has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ENACT SYSTEMS has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company has filed a patent and owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as State-level regulations on net metering credits that might impact the benefits of solar or storage on homes, as well as local, state or federal incentives that might change, and such related regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including cloud hosting for secure servers. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ENACT SYSTEMS or in its computer systems could reduce the attractiveness of the platform. Further, we rely on a third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ENACT SYSTEMS could harm our reputation and materially negatively impact our financial condition and business. Regulatory risk Regulations in the energy industry could change that reduce the attractiveness of solar or energy storage investments, for certain customer types or in certain utility territories. This could slow down the adoption of such customer assets, hurting the growth rate of the overall business model Technology Risk There is a risk of change in hardware and/or software technology in the renewable energy landscape that reduces the need for an independent platform provider, or need for data services from such a provider. Technology Development Risk Development and launch of some new products and services in our roadmap might take longer time than currently planned, leading to slower growth in sales revenue growth, and/or weaker demand for new services. New market risk ENACT SYSTEMS plans to launch in new markets in 2022, in different regions of the US as well as new country markets. This poses market launch risk, technology adoption and product-market risks, as the company has limited history in some of the markets. Cybersecurity risk The Company's platform relies on operating on the Cloud, with all data hosted on secure servers run on third-party provider networks. Such cloud infrastructure is always under threat of attack by hackers and poses Cybersecurity risk.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2024.

ENACT Systems Inc.

By   /s/ *Deep Chakraborty*

Name: ENACT SYSTEMS INC

Title: CEO

Exhibit A

FINANCIAL STATEMENTS



ENACT SYSTEMS INC
(a Delaware Inc)

DECEMBER 31, 2022
CONSOLIDATED AUDITED
FINANCIAL STATEMENTS

TOGETHER WITH
INDEPENDENT AUDITORS' REPORT



CPA Auditor, Inc.

Professional Accountancy Corporation

ENACT SYSTEMS INC

TABLE OF CONTENTS

CPA Auditor, Inc.

505 Montgomery Street, 10th floor, San Francisco, CA 94111,
650-290-2941, abhi@cpaauditor.com, www.cpaauditor.com
_____

INDEPENDENT AUDITORS' REPORT

To the Board of Members
Enact Systems, Inc
6200 Stoneridge Mall Road, Suite 300
Pleasanton, California

Opinion

We have audited the accompanying consolidated financial statements of Enact Systems, Inc, (a Delaware Inc), which comprise the balance sheet as of December 31, 2022 and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statement.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Enact Systems, Inc, as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audits of the Financial Statements section of our report. We are required to be independent of Enact Systems, Inc, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about Enact's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that Enact will continue as a going concern. As discussed in Note 7 to the financial statements, Enact has suffered losses from operations and may not be able to continue as a going concern, including an indication that substantial doubt exists about ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Enact Systems, Inc's ability to continue as a going concern within one year from the date the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Enact Systems, Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Enact Systems, Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Cpa Auditor, Inc.

San Francisco, California
May 28, 2023

Enact Systems, Inc
Consolidated Balance Sheet
December 31, 2022

ASSETS

		Consolidated 2022
Current Assets		
Cash and cash equivalents	$	2,237,114
Accounts receivable, net of allowance for		
doubtful accounts of $30,000		482,321
Prepaid expenses		1,113
Total current assets		2,720,548
Non Current Assets		
Property and equipment, net of		
accumulated depreciation and amortization		276,037
Other Assets		
Intangible assets		78,524
Total Assets		**3,075,109**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts and credit cards payables		493,697
Note payable, current portion		210,280
Income tax payable		106,400
Convertible notes and accrued interest		482,401
Total Current liabilities		1,292,778
Non Current Liabilities		
Notes payable, net of current		27,427
Total liabilities		1,320,205
Stockholders' Equity		
Common stock, authorized 3,402,018 shares, $0.001 par value,		
shares, Issued and outstanding 1,672,475 shares		1,672
Preferred stock, authorized 6,427,354, $0.001 par value,		
shares, Issued and outstanding 5,950,886 shares		5,951
Additional paid in capital, preferred stock		9,626,804
Accumulated deficits		(7,879,523)
Total Stockholders' equity		1,754,904
Total Liabilities and Stockholders' Equity	$	**3,075,109**

Enact Systems, Inc
Consolidated Statement of Operations
Year Ended December 31, 2022

		Consolidated 2022
Revenue, net of discount	$	805,744
Cost of revenue		(309,137)
Gross Profit		496,607
Expenses		
Wages and salaries		1,029,142
Other operating expense		626,509
Legal and professional		248,928
Advertising and marketing		237,589
Office expense		204,965
Travel and reimbursements		122,740
Outside consultants		73,699
Technology expense		69,787
Payroll taxes		66,861
Bad debt		41,729
Employees benefits		41,059
Office rent, USA and India		17,642
Depreciation		266
Total Expenses		2,780,916
Losses From Operations		**(2,284,309)**
Other Expenses (Income)		
Interest expenses, net		244,899
Foreign exchange loss		11,729
Capital gain		(11,770)
Total Other Expenses		244,858
Losses Before Taxes		**(2,529,167)**
Provision for state taxes		2,771
Net loss	$	**(2,531,938)**

Enact Systems, Inc
Consolidated Stockholders' Equity
Year Ended December 31, 2022

| | Common Stock | | Preferred Stock | | Additional | Accumulated | Total Stockholders' |
	# Shares	Amount	# Shares	Amount	Paid in Capital	Deficits	Equity
Balance, December 31, 2021	1,655,525	$ 1,656	910,369	$ 910	$ 3,782,784	$ (5,347,585)	$ (1,562,235)
Issuance of Stock	16,950	$ 17	5,040,517	$ 5,041	$ 5,844,020	$ -	$ 5,849,078
Net loss	-	-		-	-	$ (2,531,938)	$ (2,531,938)
Balance, December 31, 2022	1,672,475	$ 1,672	5,950,886	$ 5,951	$ 9,626,804	$ (7,879,523)	$ 1,754,904

Enact Systems, Inc
Consolidated Statements of Cash Flows
Year Ended December 31, 2022

	Consolidated 2022
Cash Flow From Operating Activities	
Net loss	$ (2,531,938)
Adjustments to reconcile net income to net cash (used in) operating activities:	
Depreciation	266
Foreign exchange loss	11,729
Changes in assets and liabilities:	
Accounts receivable	(135,808)
Prepaid expenses	(92)
Accounts and credit cards payable	200,289
Income tax payable	106,400
Net Cash (Used in) Provided by Operating Activities	(2,349,154)
Cash Flow From Investing Activities	
Acquisition of property and equipment	(21,770)
Net Cash (Used in) Investing Activities	(21,770)
Cash Flow From Financing Activities	
Notes payable	(9,909)
Convertible notes	(1,255,963)
Common and preferred stock issued	5,849,078
Net Cash Provided by (Used in) Financing Activities	4,583,206
Net Change in Cash and Cash Equivalents	2,212,281
Cash and Cash Equivalents, beginning balance	24,833
Cash and Cash Equivalents, ending balance	$ 2,237,114
Supplemental Cash Flow Information	
Cash paid during the year for -	
Interest	$ 244,899
State tax	$ 2,771

1. Summary of Significant Accounting Policies

General – Enact Systems, Inc, a Delaware Inc was incorporated on December 21, 2012, and registered as a foreign corporation in the State of California on August 28, 2013. Enact's software platform is transforming how solar and energy storage projects are designed, deployed and managed. Enact's platform enables sales teams to design, price and sell remotely, finalize contracts and track project execution. End-customers can also leverage Enact's platform to manage their solar and energy storage transition and track financial outcomes.

Enact Systems, Inc has a 100% wholly owned subsidiary in India "Enact Systems India Private Limited" which is a cost center for software development.

Principles of Consolidation – The accompanying consolidated financial statements include Enact Systems Inc and its wholly owned subsidiary in India. All significant intercompany accounts and transactions are eliminated. The consolidated financial statements are presented on an accrual basis.

Basis of Accounting – Enact prepares the consolidated financial statements using the accrual basis of accounting in conformity with the generally accepted accounting principles in the United States of America. The expenses are recorded when the benefits and services are received.

Estimates Included in the Financial Statements – The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Enact is subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the IT industry, competition, litigation, legislation, and regulations. Enact regularly evaluates its estimates and assumptions using historical experience and expectations about the future. Enact adjusts its estimates and assumptions when facts and circumstances indicate the need for change.

Cash and Cash Equivalents – Cash consists of interest and non-interest-bearing accounts with multiple financial institution. Enact considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Accounts Receivables – Account receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management provides for probable uncollectible amounts using the allowance method. Management has provided $30,000 provision for bad debts for the year ended December 31, 2022. No additional allowances for doubtful accounts were recorded as management believes that substantially all the remaining accounts receivable will be collectible after the year-end.

Prepaid Expenses – Prepaid expenses consist of the payments made in advance for software license and subscriptions.

Property and Equipment – Property and equipment are stated at cost and consist of:

		2022
Computer equipment	$	348,773
Less: Accumulated depreciation		(72,736)
Property and Equipment, Net	$	**276,037**

Property and equipment are stated at cost. Depreciation is computed using the straight-line method, by charges to operations over the following useful lives:

Type of Property	Life
Computer equipment	3 years

Depreciation expense were $266 for the year ended December 31, 2022.

Expenditures for maintenance and repairs which are not for the permanent improvement, betterment or restoring property are charged directly to appropriate operating accounts at the time the expense is incurred. Expenditures in excess of $1,000 determined to represent additions and improvements are capitalized.

Intangible Assets – In 2020, Enact acquired intellectual property from Adara Power with the aim of increasing energy storage capabilities in the Company's platform. Enact acquired the asset in exchange for 73,953 shares of common stock. The cost recognized on the balance sheet was determined to be the fair value of the asset acquired which was more easily determinable than the shares issued due to the lack of a viable market for our shares.

Accounts and Credit Cards Payables – Accounts and credit cards payables are recorded when goods or benefits are received. The carrying amount of accounts and credit cards payables in the balance sheet approximates its fair value.

Non-Current Liabilities – Non-current liabilities consist of debt obligations with maturities over one year.

Revenue Recognition – On January 1, 2019, Enact adopted ASU 2014-09 Revenue from Contracts with customers and all subsequent amendments to the ASU (collectively, "ASC 606"), and new accounting standard, as amended, regarding revenue from contracts with customers using the modified approach. This standard provides guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate.

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The adoption of this standard did not have a material impact on Enact's financial position and results of operations.

Enact generates revenues by selling a subscription service to its proprietary software platform to solar and energy storage installers, developers, and related professionals in the renewable industry. Enact invoices monthly prior to actual use on an accrual basis. Enact's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be monthly (credit card subscriber) to twelve month (contract clients) and revenue is recognized over the life of the subscription as performance obligations are satisfied. Some clients pay upfront setup fees in addition to monthly recurring subscription fees, and these are also recorded as such.

Enact also generates revenues by offering design and consulting services to solar and energy storage residential or commercial customers, who are seeking a design and procurement solution advise and an installation service from installers, developers, and related professionals in the renewable industry. Enact invoices based on contracts signed and milestones on service delivery (so revenue is recognized either upfront or on completion of such services).

Homeowners Revenue Recognition – Enact recorded homeowners' revenue as gross revenue and amount paid to the installer is recorded as cost of revenues. Enact recorded gross revenue of $253,406 and cost of revenues of $180,122 from homeowners in the consolidated statement of operations.

Cost of Revenue – Cost of revenue includes expenses which are directly related to revenue.

Advertising and Marketing – Advertising and marketing cost are expensed as incurred. Advertising and marketing cost were $237,589 for the year ended December 31, 2022.

Income Taxes – Enact has elected to be taxed under the chapter C of the Internal Revenue Code. Income of Enact is reported in its income tax return.

At December 31, 2022, Enact did not have any tax benefit disallowed under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") FASB ASC 740, Income Taxes and no amounts have been recognized for potential interests and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with the tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax position not meeting the "more likely than not" test, no tax benefit is recorded.

Current tax expense for the years presented are comprised of the minimum tax for Federal and the States in which Enact operates based on minimal tax rates for taxable income.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Enact has temporary differences which are immaterial. Thus, Enact determines it impractical to recognize such in the financial statements. Enact files its income tax returns in the United States Federal, state of California and State of Delaware.

Concentration of Credit Risk – Financial instruments that potentially subject Enact to concentrations of credit risk consist principally of deposits greater than $250,000 for interest-bearing accounts with each financial institution that is a member of Federal Deposit Insurance Corporation ("FDIC"), and security deposits greater than $500,000 ($250,000 in cash) with each financial institution that is a member of Securities Investor Protection Corporation ("SIPC").

Enact has no cash balances on deposit at December 31, 2022 that exceeded the balance insured by FDIC. Management of the Company periodically reviews its cash policies and believes any potential accounting loss is minimal.

Fair Value of Financial Instruments – The carrying amounts of financial instruments including cash, receivables, prepaid expenses, accounts payables, notes payable, and income tax payable approximate fair value as of December 31, 2022, because of the relatively short maturity of these instruments.

2. **Notes Payables**

Note Payable, Current Portion – Enact had entered into note payable with Forgeahead Inc and are payable with interest of 6%. A settlement plan is in place to paydown this note in 2023, the note payable balance as of December 31, 2022 was $210,280.

Notes Payables – In April 2018 to December 2019, Enact entered into various unsecured notes payable agreement with specific seed investors, with an interest rate of 15% and a maturity date that is extendable. As of December 31, 2022, the notes payable balance was $27,427.

3. Convertible Notes

Enact had entered into several on demand convertible notes payable for the purposes of funding operations, interest on these notes is 7%, these notes matured on March 31, 2017, notes holders have options of converting the notes to preferred stock or get the cash from Enact including accrued interest. Several note holders converted to preferred equity in prior years. The remaining convertible notes payable of $482,401 including accrued interest of $112,401 are not converted as of December 31, 2022 and are convertible to Series A1 at a discount rate of $5 Million to $6 Million.

4. Related Party Transactions

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Notes payable includes note payable of $7,491 to a stockholder and officer of Enact. The balance accrues interest at 15% and maturity date that is extendable.

5. Equity Based Compensation

Enact accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. Enact has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by Enact may have an intrinsic value of $0.

Enact measures compensation expense for its non-employee stock-based compensation under ASC SOS (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of Enact's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for Enact's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of Enact's stock and corresponding expense is negligible.

Summary of Stock Grants	Total Options	Weighted Average Exercise Price
Total Options Outstanding, December 31, 2021	**676,517**	**$1.33**
Granted	1,189,062	$0.34
Exercised	625	$1.34
Expired/Cancelled	975	$1.34
Total Options Outstanding, December 31, 2022	**1,865,929**	**$0.70**
Options Exercisable, December 31, 2022	**463,214**	**$1.20**

Nonvested Options	Nonvested Options	Weighted Average Fair Value
Nonvested options, December 31, 2021	**369,851**	**$1.24**
Granted	1,189,062	$0.34
Vested	125,497	$0.45
Forfeited	975	$1.34
Nonvested options, December 31, 2022	**1,432,441**	**$0.53**

6. Equity

Common Stock – Enact has authorized 3,402,018 of common shares with a par value of $0.001 per share. 1,672,475 of common shares were issued and outstanding as of December 31, 2022.

During the year 2022, Enact issued 16,950 common stock shares.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors, no dividends were paid during the year 2022.

Preferred Stock – Enact has authorized 6,427,354 of preferred shares with a par value of $0.001 per share. 5,950,886 of preferred shares were issued and outstanding as of December 31, 2022.

During the year 2022, Enact issued 5,040,517 preferred stock shares.

Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders have 1 vote for every common share they could own if converted. Preferred shareholders receive dividends at the discretion of the board of directors on an equal footing basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Enact recognizes the non-controlling interests of outside owners of our consolidated entities using the hypothetical liquidation at book value approach.

7. Going Concern

Enact incurred an operating loss and negative operating cash flows in 2022. Enact risks include availability of additional financing, and the uncertainty of achieving future profitability. To date, Enact has been funded primarily by issuing equity. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which contemplate continuation of Enact as a going concern. During the year ended December 31, 2022, Enact incurred a consolidated net loss of $2,531,938.

Management is pursuing lower cost of capital alternatives in 2023 and has looking into steps to reduce operating and non-operating costs. There can be no assurance that Enact will be successful in obtaining additional financing on favorable terms or at all. These matters raise substantial doubt about Enact's ability to continue as a going concern within one year after the date of consolidated financial statements are available to be issued. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

8. Leases

Enact entered into shared office month to month lease agreements with WeWork and Regus for its office spaces with combined monthly rent of approximate $1,500.

Rent expense for the year ended December 31, 2022 were $17,642.

9. Risks, Uncertainties, and Contingencies

Services and products are concentrated in an industry which is characterized by significant competition, rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. The success of Enact depends on management's ability to anticipate and to respond quickly and adequately to technological developments in the industry, changes in customer requirements or changes to industry standards. In the normal course of business, Enact may periodically be subject to various claims and lawsuits. Enact intends to defend any claims and lawsuits vigorously. Any significant delays in the development or introduction of services could have a material adverse effect on ENACT's business and operating results

Liquidity Risk – In the normal course of business, Enact relies on funding from its investors, and bank for growth of the business in the form of notes payables, convertible notes and preferred stock. Management believes that they will have funding available at any given time. Management understands the risk if they cannot get the funding from its members, and bank.

10. Subsequent Events

Enact has evaluated subsequent events through May 28, 2023, the date on which the financial statements were available to be issued. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with the accounting principles generally accepted in the United States of America. Enact has determined that there are no unrecognized subsequent events that require additional disclosures.

ENACT SYSTEMS INC. - P&L

Consolidated 2023

Consolidated P&L	Q1'2023	Q2'2023	Q3'2023	Q4'2023	Total 2023
Revenue - Platform Subscription SaaS	$ 99,563	$ 136,277	$ 96,272	$ 109,149	$ 441,262
Installer App Platform Subscription / Setup revenue	$ 94,006	$ 104,989	$ 85,753	$ 92,104	$ 376,851
Proposal-as-a-service revenue	$ 5,558	$ 31,288	$ 10,519	$ 17,045	$ 64,410
Revenue - Consumer Services	$ 242,440	$ 161,473	$ 111,036	$ 117,236	$ 632,185
Consumer App Platform Subscription / incl OEMs	$ 23,262	$ 15,580	$ 18,777	$ 50,699	$ 108,318
Residential Consumer Services revenue + RECs	$ 219,178	$ 145,893	$ 92,260	$ 66,536	$ 523,867
Corporate Consumer Services revenue + RECs	$ -	$ -	$ -	$ -	$ -
Other revenue	$ -	$ -	$ -	$ -	$ -
Total Revenue	**$ 342,004**	**$ 297,750**	**$ 207,309**	**$ 226,385**	**$ 1,073,447**
Cost of Sales	$ 39,442	$ 30,337	$ 2,080	$ 10,596	$ 82,455
Gross margin	**$ 302,562**	**$ 267,413**	**$ 205,228**	**$ 215,789**	**$ 990,993**
	88%	90%	99%	95%	92%
Operating Expenses					
Sales	$ 140,971	$ 171,640	$ 145,871	$ 168,937	$ 627,419
Marketing	$ 210,135	$ 219,424	$ 362,704	$ 343,982	$ 1,136,244
Customer Success & Daas team	$ 120,652	$ 130,973	$ 171,713	$ 187,085	$ 610,422
Engineering Team	$ 278,836	$ 344,407	$ 457,128	$ 500,321	$ 1,580,692
Product & Data Team	$ 204,709	$ 208,435	$ 277,978	$ 307,286	$ 998,409
Mgmt, General and Administrative	$ 258,250	$ 367,340	$ 288,424	$ 419,304	$ 1,333,317
Total Operating Expenses	**$ 1,213,552**	**$ 1,442,219**	**$ 1,703,818**	**$ 1,926,915**	**$ 6,286,503**

EBITDA	$ (910,990)	$ (1,174,805)	$ (1,498,589)	$ (1,711,125)	$ (5,295,510)

ENACT SYSTEMS INC
Balance Sheet
As on Dec 31 2023

	Dec-22	Mar-23	Jun-23	Sep-23	Dec-23
ASSETS					
Bank Balance	2,234,623	1,136,796	77,809	3,568,277	1,559,070
Accounts Receivable	433,235	632,787	680,090	618,576	609,501
Other Current Assets	49,508	79,104	42,745	75,156	111,724
Fixed Assets	244,575	248,330	261,076	272,121	276,203
Other Assets	189,556	73,289	73,289	73,289	73,289
TOTAL ASSETS	**3,151,497**	**2,170,306**	**1,135,010**	**4,607,420**	**2,629,786**
LIABILITIES AND EQUITY					
Accounts Payable	432,591	118,629	168,807	227,581	174,462
Credit Cards	78,342	79,063	83,762	98,519	77,161
Other Current Liabilities	339,591	678,255	751,470	652,603	451,160
Long-Term Liabilities	508,620	515,307	515,307	515,307	515,307
Total Liabilities	**1,359,144**	**1,391,254**	**1,519,346**	**1,494,011**	**1,218,090**
Equity					
3000 Retained Earnings	-5,359,868	-7,944,186	-7,951,415	-7,951,415	-7,951,415
3120 APIC	9,491,235	9,543,172	9,543,172	14,541,265	14,541,265
3130 Common stock	1,290	1,290	1,290	1,290	1,290
3140 Series A Preferred Stock	1,906	1,906	1,906	3,812	3,812
3150 Series A SAFE Notes #1	0	0	0	0	0
3200 Series A SAFE Notes #2	0	0	0	0	0
3300 Series A SAFE Notes #3	0	0	0	0	0
3400 Series A1 Preferred Stock	2,496	2,496	2,496	2,496	2,496
3401 Series A2 Preferred Stock					
3500 Series Seed Preferred Stock (deleted)	0	0	0	0	0
3600 Shareholder Distribution	0	-31	-31	-31	-31
9999 Prior period expenses	-62,226	-62,226	-62,226	-62,226	-62,226
Opening Balance Equity	0	0	0	0	0
India Equity	262,555	147,319	154,548	154,548	154,548
Net Income	-2,545,035	-910,688	-2,074,076	-3,576,331	-5,278,042
Total Equity	**1,792,353**	**779,052**	**-384,336**	**3,113,408**	**1,411,696**
TOTAL LIABILITIES AND EQUITY	**3,151,497**	**2,170,306**	**1,135,010**	**4,607,420**	**2,629,786**

I, __Deep Chakraborty_____ (Print Name), the CEO of ENACT SYSTEMS INC. hereby certify that the financial statements of ENACT SYSTEMS INC. and notes thereto for the periods ending Dec 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 30, 2024

_____ (Signature)

__CEO_____ (Title)

__April 30, 2024_____ (Date)

Enact Systems, Inc
Consolidated Stockholders' Equity
Year Ended December 31, 2022

| | Common Stock | | Preferred Stock | | Additional | Accumulated | Total Stockholders' |
	# Shares	Amount	# Shares	Amount	Paid in Capital	Deficits	Equity
Balance, December 31, 2021	1,655,525	$ 1,656	910,369	$ 910	$ 3,782,784	$ (5,347,585)	$ (1,562,235)
Issuance of Stock	16,950	$ 17	5,040,517	$ 5,041	$ 5,844,020	$ -	$ 5,849,078
Net loss	-	-		-	-	$ (2,531,938)	$ (2,531,938)
Balance, December 31, 2022	1,672,475	$ 1,672	5,950,886	$ 5,951	$ 9,626,804	$ (7,879,523)	$ 1,754,904
Issuance of Stock	45,000	$. 45	1,905,850	$ 1,905	$ 4,916,367		$ 4,918,317
Net loss						$ (5,335,855)	$ (5,335,855)
Balance, December 31, 2023	1,717,475	$ 1,717	7,856,736	$ 4,371	$ 14,543,171	$ 13,215,378	$ 1,417,516

NOTE 1 – NATURE OF OPERATIONS

ENACT SYSTEMS INC was formed on Dec 21, 2012 ("Inception") in the State of Delaware. The financial statements of ENACT SYSTEMS INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pleasanton, CA

ENACT SYSTEMS INC. offers a software platform for design and sales of solar and storage systems, that can be done using remote imaging and data, for use by solar installers and providers. The platform then extends to providing complete asset management solutions for home and business owners for such projects.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from subscription of software by businesses and homes, as well as

related data analytics and services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities.. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of Dec 31, 2023, the company has debt payable to short term lenders for amount of $32,907 and credit card dues of $77,161 The company also has a convertible note principal and interest due, for amount of $482,401.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The company has accounts payable of $245,636 which is less than its accounts receivable by a significant margin.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock – Enact has authorized 3,402,018 of common shares with a par value of $0.001 per share. 1,672,475 of common shares were issued and outstanding as of December 31, 2022.

During the year 2022, Enact issued 16,950 common stock shares. During the year 2023, Enact issued 45,000 shares of common stock

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors, no dividends were paid during the year 2022 or 2023.

Preferred Stock – Enact has authorized 6,427,354 of preferred shares with a par value of $0.001 per share. 5,950,886 of preferred shares were issued and outstanding as of December 31, 2022.

During the year 2022, Enact issued 5,040,517 preferred stock shares.
During the year 2023, no new preferred stock shares were issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 Dec 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

ENACT SYSTEMS INC
Cash Flow Statement
for

	Dec-22	Jan-23	Feb-23	Mar-23	Apr-23	May-23	Jun-23	Jul-23	Aug-23	Sep-23	Oct-23	Nov-23	Dec-23
OPERATING ACTIVITIES													
Net Income	**-$357,580**	**-$402,968**	**-$288,684**	**-$249,249**	**-$377,081**	**-$502,459**	**-$283,848**	**-$528,840**	**-$519,192**	**-$454,222**	**-$762,361**	**-$473,338**	**-$460,194**
Adjustments to reconcile Net Income to Net Cash provided by operations:													
1100 Accounts Receivable	-$85,832	$8,501	-$83,320	-$131,447	-$104,321	$109,532	-$45,800	-$3,187	$50,625	-$58,988	$29,373	-$114,114	$27,433
Other Current Assets	$1,431	-$58,380	$12,530	$16,253	$12,412	$12,211	$11,735	-$9,041	-$17,262	-$6,109	-$27,399	-$13,024	$3,855
2100 Accounts Payable	$14,170	-$270,401	-$23,294	$40,043	$63,488	$74,724	-$78,034	-$57,515	$63,956	$39,630	-$59,743	-$5,972	$25,044
Credit Cards	$2,962	$4,482	-$1,289	-$2,472	$9,276	$9,296	-$13,872	$9,431	$7,402	-$2,077	-$9,786	$19,722	-$31,294
Other Current Liabilities	$0	$61,686	$1,825	-$1,240	$20	-$68,978	$302	-$151	-$151	$0	-$1,789	$0	$0
2210 Accrued Expenses	$59,217	$0	$97	$16,097	$13,352	$97	$338	$776	$776	-$2,278	$0	$2,700	$2,700
2250 Deferred Compensation	$0	-$10,000	-$15,000	$0	$0	$0	-$2,504	$0	$0	$0	$0	$0	$0
2430 S/T Loan Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2431 S/T Loan Payable:D	$7,203	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2432 S/T Loan Payable:D	$7,607	-$2,267	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2433 S/T Loan Payable:D	-$2,705	-$215	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2436 S/T Loan Payable:F	-$393	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2437 S/T Loan Payable:I	-$2,927	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2438 S/T Loan Payable:M	$10,122	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2439 S/T Loan Payable:N	$49,085	-$12,000	-$11,400	-$10,200	$0	$0	$0	$0	$44,965	-$20,000	-$21,000	-$21,000	$7,235
2441 S/T Loan Payable:P	$2,665	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2442 EBF Holding Loan	$0	$0	$0	$0	$0	$0	$0	$0	$0	$30,451	-$8,261	-$6,609	-$6,609
India Loan	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2442 S/T Loan Payable:EBF Holding Loan	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2440 Deferred Revenue Liabilities	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2470 Payroll Payable	$11,447	$130,286	$10,636	$4,691	$16,465	$96,189	-$104,899	$96,122	-$52,868	$40,308	$22,334	$28,779	$19,166
2480 Franchise Tax Payable	$2,771	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2490 Insurance/401k Liabilities	$5,751	-$14,843	-$810	-$3,153	-$7,740	-$77	$647	$594	-$71	-$9,636	-$5,002	$10,045	-$12,072
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$82,575**	**-$163,151**	**-$110,025**	**-$71,428**	**$2,952**	**$232,995**	**-$232,086**	**$37,030**	**$97,373**	**$11,301**	**-$81,274**	**-$99,473**	**$35,458**
Net cash provided by operating activities	-$275,005	-$566,119	-$398,708	-$320,677	-$374,128	-$269,464	-$515,934	-$491,810	-$421,819	-$442,921	-$843,635	-$572,810	-$424,735
INVESTING ACTIVITIES													
1411 Computer Hardware	$31,948	$0	$0	$3,318	$0	-$5,956	-$6,790	$1,047	-$6,207	-$5,884	-$4,082	$0	$0
1650 Investment in Enact India	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net cash provided by investing activities	**$31,948**	**$0**	**$0**	**$3,318**	**$0**	**-$5,956**	**-$6,790**	**$1,047**	**-$6,207**	**-$5,884**	**-$4,082**	**$0**	**$0**
FINANCING ACTIVITIES													
2434 S/T Loan Payable:ENERGY GROWTH	$3,401	$0	$0	$0	$0	$0	$200,000	$0	$0	-$200,000	$0	$0	$0
2435 S/T Loan Payable:Foregeahead	$17,917	$125,739	$0	$0	-$50,000	-$30,000	$0	-$15,000	$0	$0	-$200,881	$0	$0
2510 Convertible Note Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2520 Convertible Note Payable:Interest Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2530 L/T Loan Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2531 L/T Loan Payable:A	$1,566	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2532 L/T Loan Payable:D	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2533 L/T Loan Payable:I	-$2,235	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2534 L/T Loan Payable:J	$235	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
2535 L/T Loan Payable:M	$5,379	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
L/T Loan Payable:NB Ventures LTD (deleted)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
L/T Loan Payable:NB Ventures LTD (deleted):Interest on NB Ventures LTD (deleted)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
9999 Prior period expenses	-$31,795	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Stock Investment	$51,016	$0	$51,068	$837	$0	$0	$0	$999,999	$0	$4,000,000	$0	$0	$0
Net cash provided by financing activities	**$45,484**	**$125,739**	**$51,068**	**$837**	**-$50,000**	**-$30,000**	**$200,000**	**$984,999**	**$0**	**$3,800,000**	**-$200,881**	**$0**	**$0**
Net cash increase for period	**-$197,574**	**-$440,380**	**-$347,640**	**-$316,522**	**-$424,128**	**-$305,420**	**-$322,724**	**$494,236**	**-$428,026**	**$3,351,195**	**-$1,048,598**	**-$572,810**	**-$424,735**
Cash at beginning of period	$2,432,197	$2,234,623	$1,794,243	$1,446,603	$1,130,081	$705,953	$400,533	$77,809	$572,045	$144,018	$3,495,213	$2,446,615	$1,873,805
Cash at end of period	$2,234,623	$1,794,243	$1,446,603	$1,130,081	$705,953	$400,533	$77,809	$572,045	$144,018	$3,495,213	$2,446,615	$1,873,805	$1,449,070
Cash Balance as per Balance	$2,234,623	$1,794,243	$1,446,603	$1,130,081	$705,953	$400,533	$77,809	$572,045	$144,018	$3,495,213	$2,446,615	$1,873,805	$1,449,070

CERTIFICATION

I, Deep Chakraborty, Principal Executive Officer of ENACT Systems Inc., hereby certify that the financial statements of ENACT Systems Inc. included in this Report are true and complete in all material respects.

Deep Chakraborty

CEO